Exhibit 99.3

E-Home Household Service Holdings Limited Enters into Two Separate Equity Acquisition Agreements to Acquire Significant Stakes in Household Appliance Service and Property Management Firms

FUZHOU, China, January 21, 2022 -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company” or “E-Home”), a provider of integrated household services in China, today announced that the Company and its wholly-owned subsidiary E-Home (Pingtan) Home Service Co., Ltd. (“E-Home Pingtan”), have entered into an Equity Transfer Agreement (the “Agreement A”) with Putian YouYou Cleaning Co., Ltd. (“YouYou”) and its individual shareholder to acquire 60% of the equity interests in YouYou from Wang Guoqing, who holds 100% of the equity interests of YouYou, a professional cleaning and property management company in China.

Meanwhile, the Company and E-Home Pingtan have also entered into another Equity Transfer Agreement (the “Agreement B”) with Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. (“LianBao”) and its shareholders (collectively, the “Sellers”) to acquire 40% of the equity interests in LianBao from the Sellers, a Chinese household appliance service firm.

YouYou is a leading cleaning services provider and a member enterprise at Fujian Province Cleaning Industry Association. YouYou is equipped with high-end cleaning equipment including cleaning cars, robotic cleaning machines and garbage transportation vehicles. YouYou’s clients range from government institutions, mega factories to households and office buildings and with years-long experience and a highly professional team, YouYou has grown to become a widely and highly reputed cleaning services provider in Fujian province.

LianBao is a well-established home appliance after-sale services provider, and is one of the first companies that has spearheaded with a self-developed high-tech internet+ service platform that enhances clients coverage and its connectivity. LianBao’s software as a service platform operates via different channels including WeChat, APP and PCs to connect household appliances manufacturers, sales agents, e-commerce platforms, hotels and other related parties that cover a network of over 3,000 districts across China. LianBao is also one of the largest after-sale services platforms in South China with over 100,000 registered repair workers and more than 30,000 home appliance corporate clients.

Pursuant to the Agreement A, Mr. Wang will transfer 60% equity interests in YouYou to E-Home Pingtan for a total consideration of RMB36 million, of which RMB4 million will be paid in cash and the rest RMB32 million will be paid by the Company in the form of issuance of 2,702,826 ordinary shares at a per share issuance price equal to 120% of the average of the Nasdaq closing price for 20 consecutive trading days preceding January 11, 2022, or $1.86. YouYou reported revenue of RMB25 million and net profit of RMB2.25 million during the fiscal year ended December 31, 2021.

The Sellers will transfer 40% equity interests in LianBao to E-Home Pingtan to ensure that the latter appoints at least two-thirds of the board members at LianBao, as per the Agreement B. The consideration for the equity transfer shall be paid by the Company in the form of issuance of a total of 5,823,363 ordinary shares, as determined by the quotient of dividing the purchase price of RMB63.2 million (approximately $9.93 million) by the per share price equal to 110% of the average of the Nasdaq closing price for the consecutive twenty trading days preceding January 11, 2022, or $1.705.

LianBao reported RMB70 million sales and RMB4.95 million net profit during the fiscal year ended December 31, 2021.

Mr. Wenshan Xie, Chairman and CEO of E-Home, commented: “We are excited to announce two additions to our existing advantageous ecosystem of appliance repair, household cleaning and care services, as we are seeking to diversify and expand our scope of business both via organic growth and by deals when an opportune timing arises. Our goal is to create a legacy brand that meets our clients’ ever-evolving needs, and we are glad that both LianBao and YouYou share this same vision that is uniquely capable of helping us achieve our goals.”

“In the two partnerships we are providing expertise, resources and infrastructure to jointly grow into a global household name. We will continue to look for acquisition opportunities that advance our expansion strategy and strengthens our competitiveness in the market.”

About Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd.

Shenzhen Chinese Enterprises Industrial LianBao Appliance Service Co., Ltd. has fully paid-in registered capital of more than RMB13 million. It is mainly engaged in the business of on-site installation and after-sales repair of household appliances, bathroom fixtures, electrical appliances and hardware.

About Putian YouYou Cleaning Co., Ltd.

Putian YouYou Cleaning Co., Ltd. is based in Putian, Fujian province with registered capital of RMB10 million. Its main business scope includes professional cleaning, disinfection, building cleaning services, parking lot and other property management, etc.

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company, through its website and WeChat platform “e家快服”, provides integrated household services, including appliance installation and maintenance, housekeeping services, and Internet based home and senior care. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

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